4-30-02

RECEIVED
MAY 03 2002
SECTION
02033180

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April

BG Group plc
100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc

Date: 29 April 2002

By: John Griffin
Authorised Signatory

ANNOUNCEMENT
MADE TO
STOCK EXCHANGE

BG Group

100 Thames Valley Park Drive
Reading
Berkshire RG6 1PT
Telephone 0118 935 3222
Fax 0118 929 2674

SEC MAIL PROCESSING
RECEIVED
MAY 03 2002
WASH. D.C. 152 SECTION

BG GROUP PLC

THIRD ANNUAL GENERAL MEETING

29 APRIL 2002

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

BG Group plc confirms that all resolutions proposed at the Annual General Meeting held on 29 April 2002 were duly passed by shareholders, including the declaration of a final dividend of 1.5 pence per ordinary share payable on 7 June 2002 to ordinary shareholders on the Register at the close of business on 26 April 2002.

The resolutions passed also included authority for the Company to make market purchases of ordinary shares within the meaning of section 163(3) of the Companies Act.

BG Group plc
29 April 2002